

March 30, 2012

Via E-Mail
Mr. Richard Palmer
Chief Financial Officer
Chrysler Group LLC
1000 Chrysler Drive
Auburn Hills, Michigan 48326

> **Re:** **Chrysler Group LLC**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 6, 2012**
> **File No. 000-54282**

Dear Mr. Palmer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Notes to the Financial Statements

Note 12. Income Taxes, page 144

1. We note from the disclosure included in the reconciliation of the Company's statutory tax rate to its effective tax rate for 2011 included on page 146 that the Company's effective tax rate for 2011 was impacted by $61 million due to prior year tax return adjustments that were made during 2011. Please tell us in further detail the specific nature and amounts of the adjustments made to prior year's tax returns during 2011. As part of your response, you should also explain why you believe these adjustments are appropriately accounted for as changes in estimates during 2011 rather than as the correction of an error. Refer to the guidance outlined in ASC 250-10.

Note 16. Share-Based Compensation, page 162

2. We note the disclosure on page 162 indicating that in September 2011, and in accordance with the terms of your share-based compensation plans, the number of Chrysler Group Units authorized and granted was adjusted to preserve the economic value of the awards previously granted in order to offset the dilutive effect of the changes in Fiat's ownership interest. With regards to these changes in your stock-based compensation awards, please tell us and revise the notes to your financial statements in future filings to explain in further detail the nature of the changes that were made to your stock-based compensation awards as a result of Fiat's changes in its ownership interest. As part of your response and your revised disclosure, please also explain how you accounted for this change to the terms of your outstanding stock based compensation awards, including whether any additional compensation expense was required to be recognized as a result of this change in the terms of your stock-based compensation awards.

Item 9A. Controls and Procedures, page 250

3. We note your disclosure of your evaluation and conclusion on the effectiveness of Disclosure Controls and Procedures under Item 9A of your Form 10-K. Please note that although you are not currently required to comply with Item 308(a) and (b) of Regulation S-K, you are required to comply with Item 308(c) of Regulation S-K. This Item requires disclosure of any change in your internal control over financial reporting that occurred during the last fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Additionally, please note that if you are not required to comply with Item 308(a) and (b) of Regulation S-K, the instructions to this Item indicate that you should include a statement in the first annual report that you file in substantially the following form: "This annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies." Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief